Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 4 DATED MAY 22, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 10, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to disclose an amendment to the MassMutual Subscription Agreement; and

•to update the Washington suitability standard effective as of the close of business on June 1, 2026.

Amendment to Subscription Agreement with MassMutual

On May 22, 2026, the Company and MassMutual entered into Amendment No. 3 to the Subscription Agreement. The Amendment modifies MassMutual’s repurchase rights by extending the commencement of such rights from January 1, 2026 to April 1, 2028 and revising the maximum amount of shares that may be repurchased in any month.

The following disclosure modifies the disclosure in the section of the Prospectus entitled “Description of Capital Stock – Common Stock” and all related disclosures in the Prospectus.
MassMutual Subscription

MassMutual committed to purchase $400.0 million of Class N common stock in our Class N Private Offering pursuant to a subscription agreement (as amended, the “Subscription Agreement”) and had fully met its commitment as of December 31, 2022. On May 22, 2026, we and MassMutual entered into Amendment No. 3 to the Subscription Agreement, which extends the commencement date of MassMutual’s repurchase rights from January 1, 2026 to April 1, 2028 and revises the maximum amount of shares that may be repurchased in any month. MassMutual elected to forgo automatic monthly repurchases through May 1, 2026, and did not exercise the right to request repurchases through the date hereof.

MassMutual Repurchase Rights

We have granted MassMutual certain repurchase rights in connection with the Class N shares acquired by MassMutual pursuant to the first amendment to the Subscription Agreement and the Initial Subscription Agreement (collectively, the “MassMutual Shares”). MassMutual Shares are not eligible for repurchase pursuant to our share repurchase plan, as described elsewhere in this prospectus.

MassMutual Automatic Repurchase Rights

Beginning April 1, 2028, we are required to repurchase MassMutual Shares on a monthly basis at a price per share equal to the NAV per Class N share as the then-current transaction price until we have repurchased at least $200.0 million of MassMutual Shares (calculated as the aggregate repurchase price paid to MassMutual by the Company less the aggregate purchase price of any Additional Shares (as such term is defined in the Subscription Agreement) acquired by MassMutual). In any month, MassMutual may elect to forgo the next monthly repurchase.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month will be equal to (a) the sum of 100% of the monthly net proceeds to us from the sale of shares of common stock to Invesco Global Property Plus Fund, a sub-fund of Invesco Global Real Estate Fund FCP-RAIF (the “IGP+ Fund”), which is managed by an affiliate of the Adviser, as of the Determination Date, plus (b) between 50% and 100% (in our discretion) of the monthly net proceeds to us from the sale of shares of common stock to persons other than the IGP+ Fund as of the Determination Date, less (c) the aggregate repurchase price paid by the Company to satisfy repurchase requests made under the Company’s Share Repurchase Plan, if any, effective as of the last day of the prior month.

At all times, we will limit monthly repurchases as necessary to ensure that the aggregate NAV of MassMutual Shares is not less than $50.0 million.

MassMutual Repurchase Rights Upon Request

Beginning April 1, 2028, MassMutual will have the right to request that we repurchase any outstanding MassMutual Shares, subject to the terms set forth below.

Such repurchases will be made monthly upon written request of MassMutual at a price per share equal to the NAV per Class N share as of the last day of the immediately preceding month. The repurchase price of MassMutual Shares may never be less than the applicable NAV per share for the month immediately preceding the month in which the repurchase occurs. MassMutual may revoke a repurchase request in writing at any time prior to the repurchase date.

The aggregate amount (based upon aggregate repurchase price) of MassMutual Shares that we are required to repurchase in any month upon MassMutual’s request will be limited to no more than the lesser of (a) 15% of the net proceeds to us from the sale of shares of common stock and securities convertible into shares of common stock to persons other than MassMutual and its affiliates in the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted less the aggregate repurchase price paid by the Company to satisfy repurchase requests made under the Company’s Share Repurchase Plan, if any, effective as of the last day of the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted, and (b) 1.5% of our aggregate NAV as of the last day of the month immediately preceding the month in which MassMutual’s repurchase request is timely submitted.

We will not be required to repurchase (1) in any calendar year, more than $150.0 million of MassMutual Shares or (2) in any calendar month, MassMutual Shares with an aggregate repurchase price equal to more than 100% of the net proceeds to us from the sale of shares of our common stock during such month.

Suitability Standards

Effective as of the close of business on June 1, 2026, the Washington suitability standard set forth in the “Suitability Standards” section of the Prospectus is hereby deleted and replaced with the following:

Washington Investors. A Washington investor’s aggregate investment in our company and other non-traded direct participation programs shall not exceed 10% of such investor’s liquid net worth at the time of investment in us. This concentration limit does not apply to investments made through the distribution reinvestment plan nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.

Effective as of the close of business on June 1, 2026, the Form of Subscription Agreement set forth in Appendix B of the Prospectus is hereby deleted and replaced with the Form of Subscription Agreement attached to this Supplement as Appendix A.